Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Energy Income Fund Announces Listing on New York Stock
    Exchange

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, Dec. 8 /CNW/ - Advantage Energy Income Fund ("Advantage") is
pleased to announce that at 09:30 Eastern time on December 9th Advantage's
President and Chief Executive Officer, Mr. Kelly Drader, will be ringing the opening bell to commence trading of Advantage Trust Units on the New York
Stock Exchange ("NYSE"). Advantage's Units will trade under the symbol AAV and
Advantage's specialists will be Kellogg Specialist Group. We believe the NYSE listing will result in improved liquidity for all Unitholders, greater access to U.S. capital markets, and improved cost of capital for future acquisitions.

    Advantage is a Calgary-based energy royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders. Trust Units of Advantage are traded on the Toronto Stock Exchange ("TSX") under the symbol
"AVN.UN" and trade on the NYSE under the symbol "AAV". Convertible debentures of Advantage trade on the TSX under the symbols "AVN.DB", "AVN.DB.A",
"AVN.DB.B", "AVN.DB.C" and "AVN.DB.D".

    The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.
    %CIK: 0001259995

    /For further information: please contact: Investor Relations, Toll free:
1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW,
Calgary, Alberta, T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723,
Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 16:29e 12-DEC-05